Exhibit 19

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

SIX MONTHS ENDED

JUNE 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and six-month periods ended June 30, 2011 and 2010.  This analysis and the accompanying unaudited condensed consolidated interim financial information should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s 2010 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of amounts in our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies and unfavorable outcomes in legal proceedings and developments in any of the matters described under “Risk Factors” in our 2010 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of June 30, 2011, the Company’s business was operated through a network of 255 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets increased $19.3 million (5%) to $441.3 million at June 30, 2011 compared to $422.1 million at December 31, 2010.  The increase was primarily due to increases in the Company’s cash and investment portfolios.  Cash and cash equivalents increased $2.3 million (7%) and investment securities increased $17.2 million (22%).  Funds provided from our operating activities and financing activities were the primary factors contributing to the increases.  Management believes the current level of cash and cash equivalents, available borrowings under the Company’s credit facility and cash expected to be generated from operations will be sufficient to meet the Company’s present and foreseeable future liquidity needs.

At June 30, 2011, our loan portfolio, net of the allowance for loan losses, totaled $293.8 million compared to $295.0 at December 31, 2010.  Historically, the Company has experienced lower levels of loan originations during the first quarter of each year.  As the year progresses, loan originations grow and typically peak during the fourth quarter of each year.  The Company experienced a growth in loan originations during the second quarter, offsetting a portion of the decline in the first quarter.  At July 31, 2011, the Company posted a slight increase in the net loan portfolio compared to the December 31, 2010.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in our loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  As a result of recent improvements in certain of these trends, Management reduced the allowance for loan losses to $23.4 million at June 30, 2011 compared to $24.1 million at December 31, 2010.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s Allowance for Loan Losses.  Management believes the allowance for loan losses was adequate to cover probable losses inherent in the portfolio at both dates; however, unexpected changes in trends or deterioration in economic conditions could result in a re-evaluation, and possibly a change in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

As previously mentioned, our investment portfolio increased $17.2 million (22%) at June 30, 2011 compared to the prior year end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (60% as of June 30, 2011 and 85% as of December 31, 2010) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s Consolidated Statement of Financial Position.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.

Net fixed assets grew approximately $.9 million during the six-month period ended June 30, 2011 mainly due to the replacement of obsolete computer equipment.  The growth in fixed assets was the main cause of the $.7 million (5%) increase in other assets at June 30, 2011 compared to December 31, 2010.

As discussed previously, increased financing activities contributed to the increase in the Company’s liquidity position.  The aggregate amount of senior and subordinated debt outstanding at June 30, 2011 was $282.7 million compared to $268.3 million at December 31, 2010.  Higher sales of senior debt securities was the primary reason for the increase.  A portion of the funds generated from the sales was used to repay the $.9 million outstanding balance under the Company’s revolving credit facility that was outstanding at December 31, 2010.

Disbursement of the 2010 incentive bonus during February 2011 was the primary reason for the $4.8 million (23%) decline in accrued expenses and other liabilities at June 30, 2011 compared to the prior year end.

Results of Operations:

During the first half of 2011, results of operations were ahead of Management’s original projections.  Total revenues increased approximately $5.8 million (8%) to $76.3 million during the six-month period just ended compared to $70.5 million during the same period a year ago.  Net income earned increased $4.6 million (47%) during the same period.

During the three-month period just ended, total revenues were $38.3 million compared to $35.1 million during the same three-month period in 2010.  Net income increased $1.4 million (24%) during the same period.

Higher net interest income attributed to the increase in revenues during both the 2011 periods.  The increase in revenues, lower credit losses and only marginal increases in expenses were the primary causes of the growth in net income in the same periods.

Net Interest Income

The Company’s net interest income (the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities) was $24.1 million and $21.8 million for the three-month periods ended June 30, 2011 and 2010, respectively.  During the six-month comparable periods, net interest income was $48.5 million and $44.0 million, respectively.  The increase in net interest income was primarily due to additional interest and finance charges earned on a higher level of average net receivables outstanding.  Average net receivables outstanding were $18.0 million higher during the first half of 2011 compared to the same period in 2010.

Lower borrowing costs also contributed to the aforementioned increase in our net interest income.  Although average borrowings increased $20.4 million during the six-month period ended June 30, 2011 compared to the same period in 2010, the lower interest rate environment resulted in reduced interest expense.  Weighted average borrowing rates on the Company’s debt decreased to 4.24% during the six-month period just ended compared to 4.96% during the same period a year ago.  This decrease in average borrowing rates led to the $.5 million (8%) decrease in interest expense during the six-month comparable periods.  During the three-month period just ended, interest expense decreased $.2 million or 5% as compared to the same period a year ago.

Management projects that, based on historical results, average net receivables will continue to grow through the remainder of the year, and earnings are expected to increase accordingly.  However, a decrease in net receivables, or an increase in interest rates or outstanding borrowings could negatively impact our net interest margin.

Insurance Income

The Company’s net insurance income increased $.5 million (7%) and $1.0 million (7%) during the three- and six-month periods ended June 30, 2011 compared to the same periods ended June 30, 2010.  Higher levels of insurance in-force led to the increases in net insurance income.  As average net receivables increase, the Company typically sees an increase in levels of insurance in-force as more loan customers opt for insurance coverage with their loan.

Provision for Loan Losses

Our provision for loan losses was $3.5 million and $8.1 million for the three- and six-month periods ended June 30, 2011 compared to $4.7 million and $10.3 million, respectively, for the same periods in 2010.  The decrease in the provision for losses is a result of lower net charge offs and a reduction in our overall allowance for loan losses.  Net charge offs were $4.3 million and $8.9 million for the three- and six-month periods ended June 30, 2011 compared to $4.7 million and $10.3 million for the same comparable periods a year ago, respectively.

Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general economic conditions.  As a result of favorable trends in many of these factors during the current year, Management reduced the allowance for loan losses $750,000 at June 30, 2011 compared to December 31, 2010.

Management continues to monitor unemployment rates, which have improved slightly, but remain higher than historical averages in the states in which we operate.  Rising gasoline prices are also being monitored.  These factors tend to adversely impact our customers which, in turn, could have an adverse impact on our allowance for loan losses. Based on present and expected overall economic conditions, however, Management believes the allowance for loan losses is adequate to absorb inherent losses in the loan portfolio as of June 30, 2011.  However continued high levels of unemployment and/or volatile market conditions could cause actual losses to vary from our estimated amounts.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Total personnel expense increased $1.6 million and $2.1 million, or 13% and 8%, respectively, during the three- and six-month periods ended June 30, 2011 compared to the same periods in 2010.  The increase was mainly due to higher salary expense, increases in the accrual for the employee incentive bonus plan and increases in medical claim expenses associated with the  Company’s self-insured employee medical program in the 2011 periods when compared to the 2010 periods.

Occupancy expense for the three- and six-month periods ended June 30, 2011 was $.2 million (7%) and $.3 million (5%) higher than the same comparable periods a year ago.  Higher costs associated with maintenance expenses on office and equipment, communication expenses, utility expenses and rent expense contributed to the increase in occupancy expense during the current year.  The replacement of certain computer equipment during the second quarter of 2011 also contributed to the increase in occupancy expense for that period.

Miscellaneous other operating expenses increased $1.1 million (24%) and $1.2 million (13%) during the three- and six-month periods ended June 30, 2011 compared to the same periods during 2010.  The increase in miscellaneous other operating expenses during the current year correlates with higher expenses related to advertising, technology, security sales, office supplies, postage, training and taxes as compared to the 2010 periods.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 8% and 10% during the six-month periods ended June 30, 2011 and 2010, respectively.  During the three-month periods ended June 30, 2011 and 2010, effective income tax rates were 8% and 9%, respectively.  The lower tax rate experienced during the current year period was due to higher income at the S corporation level which was passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the expected impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2010 for a more detailed analysis of our market risk exposure, which we do not believe has changed materially since such date.

Liquidity and Capital Resources:

As of June 30, 2011 and December 31, 2010, the Company had $33.0 million and $30.7 million, respectively, invested in cash and cash equivalents, the majority of which was held by the Company’s insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2010, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $40.7 million and $41.4 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2011, without prior approval of the Georgia Insurance Commissioner, is approximately $8.2 million.  In May 2011, the Company filed a request with the Georgia Insurance Department for the insurance subsidiaries to be eligible to pay up to $45.0 million in additional extraordinary dividends during 2011. Management requested the approval to ensure the availability of additional liquidity in the event it was needed by the Company.  In July 2011, the request was approved.  No dividends have been paid during 2011.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”).  As amended to date, the credit agreement provides for borrowings of up to $100.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company.  Available borrowings under the credit agreement were $100.0 million at June 30, 2011, at an interest rate of 3.75%. This compares to available borrowings of $99.1 million at December 31, 2010, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2011, the Company was in compliance with all covenants.  The agreement is scheduled to expire on September 11, 2013 and any amounts then outstanding will be due and payable on such date.  Management believes this credit facility should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

The Company was subject to the following contractual obligations and commitments at June 30, 2011:

	Total	Less Than 1 Year	1 to 2 Years	3 to 5 Years	More Than 5 Years
	(In Millions)
Bank Commitment Fee *	$ .3	$ .6	$ .5	$ .4	$ -
Senior Notes *	43.3	43.3	-	-	-
Commercial Paper *	189.3	168.1	21.2	-	-
Subordinated Debt *	61.2	9.5	25.1	26.6	-
Human Resource Insurance & Support Contracts	1.1	.6	5	-	-
Operating Leases	13.1	2.3	7.3	3.5	-
Data Communication Lines Contract **	4.1	.7	3.4	-	-
Software Service Contract **	20.2	1.3	5.4	8.1	5.4
Total	$ 332.6	$ 226.4	$ 63.4	$ 38.6	$ 5.4

* Note: Includes estimated interest at current rates.
** Note: Based on current usage.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See Note 1, “Recent Accounting Pronouncements,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)
	June 30,	December 31,
	2011	2010
ASSETS

CASH AND CASH EQUIVALENTS	$ 33,001,897	$ 30,701,414

RESTRICTED CASH	4,036,604	3,778,734

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	344,199,426 22,308,765 20,988,126 387,496,317 44,082,066 26,276,981 23,360,085 293,777,185	347,445,192 22,967,279 21,694,633 392,107,104 45,811,133 27,211,693 24,110,085 294,974,193

INVESTMENT SECURITIES: Available for Sale, at fair market value Held to Maturity, at amortized cost	57,510,205 37,877,545 95,387,750	66,310,922 11,890,954 78,201,876

OTHER ASSETS	15,126,228	14,407,679

TOTAL ASSETS	$ 441,329,664	$ 422,063,896

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 229,807,975	$ 208,492,279
ACCRUED EXPENSES AND OTHER LIABILITIES	16,328,763	21,081,545
SUBORDINATED DEBT	52,876,353	59,779,620
Total Liabilities	299,013,091	289,353,444

COMMITMENTS AND CONTINGENCIES (Note 5) STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,951,344	1,550,273
Retained Earnings	140,195,229	130,990,179
Total Stockholders' Equity	142,316,573	132,710,452

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 441,329,664	$ 422,063,896

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(Unaudited)		(Unaudited)
	2011	2010	2011	2010

INTEREST INCOME	$ 27,057,278	$ 24,943,488	$ 54,404,071	$ 50,393,862
INTEREST EXPENSE	2,969,470	3,133,926	5,912,790	6,422,373
NET INTEREST INCOME	24,087,808	21,809,562	48,491,281	43,971,489

Provision for Loan Losses	3,546,018	4,666,450	8,103,988	10,269,834

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,541,790	17,143,112	40,387,293	33,701,655

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	9,463,671 2,285,117 7,178,554	8,765,795 2,080,464 6,685,331	18,891,057 4,250,690 14,640,367	17,699,576 4,024,461 13,675,115

OTHER REVENUE	1,753,219	1,434,118	2,956,155	2,411,369

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	13,403,315 2,799,435 5,502,112 21,704,862	11,845,311 2,612,433 4,440,360 18,898,104	26,637,576 5,563,368 10,073,384 42,274,328	24,572,431 5,292,330 8,885,618 38,750,379

INCOME BEFORE INCOME TAXES	7,768,701	6,364,457	15,709,487	11,037,760

Provision for Income Taxes	627,878	596,667	1,280,639	1,195,664

NET INCOME	7,140,823	5,767,790	14,428,848	9,842,096

RETAINED EARNINGS, Beginning of Period	136,909,704	118,945,113	130,990,179	115,248,067

Distributions on Common Stock	3,855,298	2,151,705	5,223,798	2,528,965

RETAINED EARNINGS, End of Period	$140,195,229	$122,561,198	$ 140,195,229	$ 122,561,198

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$42.00	$33.93	$84.88	$57.89

See Notes to Unaudited Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	June 30,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 14,428,848	$ 9,842,096

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Provision for Deferred Income Taxes

Other, net

Decrease (Increase) in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	8,103,988 1,214,090 12,481 261,537 168,759 (4,793,963) 19,395,740	10,269,834 1,254,454 45,611 149,871 (74,079) (417,390) 21,070,397

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Increase in restricted cash

Purchases of marketable debt securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Provided

	(124,444,224) 117,537,244 (257,870) (28,785,585) 3,085,327 8,635,000 (2,053,780) (26,283,888)	(108,765,625) 106,865,402 (38,359) (9,115,276) - 5,050,000 (451,378) (6,455,236)

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt securities issued

Subordinated debt securities redeemed

Dividends / Distributions

Net Cash Provided (Used)

	2,408,326 4,042,680 (4,942,680) 28,656,245 (8,848,875) 4,798,032 (11,701,299) (5,223,798) 9,188,631	485,840 8,823,669 (25,027,978) 23,871,839 (9,060,117) 5,791,973 (12,398,631) (2,528,965) (10,042,370)

NET INCREASE CASH AND CASH EQUIVALENTS	2,300,483	4,572,791

CASH AND CASH EQUIVALENTS, beginning	30,701,414	26,287,690

CASH AND CASH EQUIVALENTS, ending	$ 33,001,897	$ 30,860,481

Cash paid during the period for: Interest Income Taxes	$ 6,041,852 1,560,000	$ 6,599,197 1,380,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2010 and for the year then ended included in the Company's 2010 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of June 30, 2011 and December 31, 2010 and the consolidated results of its operations and cash flows for the three and six month periods ended June 30, 2011 and 2010. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Unaudited Condensed Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) (“ASU No. 820”).  ASU No. 820 clarified two existing disclosure requirements and required two new disclosures as follows:  (1) a “gross” presentation of activities relating to a Level 3 reconciliation, which replaced the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross presentation of the Level 3 information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years.  The Company adopted the fair value disclosure guidance on January 1, 2010 and there was no material impact on the Company’s financial statements.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.”  ASU No. 2010-20 requires a greater level of disaggregated information be disclosed about the credit quality of a company’s loans and its allowance for loan losses.  Additional disclosure is required related to information such as credit quality indicators, nonaccrual and loan delinquency trends, and information related to impaired loans.  ASU 2010-20 became effective December 15, 2010.  The FASB has deferred the troubled debt restructuring disclosure requirements that were part of this ASU to be concurrent with the effective date of recently issued guidance for identifying a troubled debt restructuring (disclosed below), in the third quarter of 2011.  The adoption of the additional disclosures, that are currently effective, did not have a material impact on the Company’s financial statements.

In April 2011, the FASB issued ASU No. 2011-02, to clarify the guidance for accounting for troubled debt restructurings (“TDRs”).  The ASU clarifies the guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties, such as:

•

Creditors cannot assume that debt extensions at or above a borrower’s original contractual rate do not constitute troubled debt restructurings.

•

If a borrower doesn’t have access to funds at a market rate for debt with characteristics similar to the restructured debt, that may indicate that the creditor has granted a concession.

•

A borrower that is not currently in default may still be considered to be experiencing financial difficulty when payment default is considered “probable in the foreseeable future.”

The guidance will be effective for the Company’s third quarter 2011 Form 10-Q and is to be applied retrospectively to restructurings occurring on or after January 1, 2011.  The Company s currently evaluating the potential impact of adopting the ASU.

In May, the FASB issued ASU 2011-04, “Fair Value Measurements, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).  The guidance was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and IFRS.  The guidance changes certain fair value measurement principles and expands disclosure requirements, particularly for assets valued using Level 3 fair value measurements. The Company is currently assessing the impact of the guidance but does not believe that the adoption thereof will have a material impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income”.  ASU 2011-05 requires entities to present comprehensive income in one continuous statement or in two separate but consecutive statements presenting the components of net income ant its total, the components of other comprehensive income and its total, and total comprehensive income.  The guidance also requires that reclassification adjustments from other comprehensive income to net income be presented in both the components of net income and the components of other comprehensive income.  The Company is currently assessing the impact of the guidance but does not believe that the adoption thereof will have a material impact on the consolidated financial statements.

Note 2 – Allowance for Loan Losses

The Allowance for Loan Losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is primarily on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  If trends indicate credit losses are increasing or decreasing, Management will evaluate to ensure the allowance for loan losses remains at proper levels.  Delinquency and bankruptcy filing trends are also tracked.  If these trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made, if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics published by departments of the U.S. government and other economic statistics providers to determine the economic component of our allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not stratify the Company’s loan portfolio when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency, and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability.  In connection with any bankruptcy court-initiated repayment plan and allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan.  In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid.  The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans past due 60 days or more and still accruing interest at June 30, 2011 or December 31, 2010.  The Company’s principal balances on non-accrual loans by loan category at June 30, 2011 and December 31, 2010 are as follows:

Loan Category	June 30, 2011	December 31, 2010

Consumer Loans	$ 26,602,745	$ 27,643,405
Real Estate Loans	1,012,670	1,274,025
Sales Finance Contracts	1,022,984	1,331,137
Total	$ 28,638,399	$ 30,248,567

An age analysis of principal balances on past due loans, segregated by loan category, as of June 30, 2011 and December 31, 2010 follows:

June 30, 2011	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 10,842,554	$ 5,902,025	$ 10,537,402	$ 27,281,981
Real Estate Loans	463,026	332,199	366,727	1,161,952
Sales Finance Contracts	370,103	248,487	431,492	1,050,082
Total	$ 11,675,683	$ 6,482,711	$ 11,335,621	$ 29,494,015

December 31, 2010	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 10,507,984	$ 5,765,462	$ 12,596,092	$ 28,869,538
Real Estate Loans	563,681	267,090	561,326	1,392,097
Sales Finance Contracts	507,723	265,857	644,219	1,417,799
Total	$ 11,579,388	$ 6,298,409	$ 13,801,637	$ 31,679,434

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts to total principal loan balances outstanding at June 30, 2011 and December 31, 2010 was 2.97% and 3.05%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

			6 Months
June 30, 2011	Principal Balance	% Portfolio	Y-T-D Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 341,492,830	88.8%	$ 8,509,340	96.1%
Real Estate Loans	21,991,289	5.7	37,142.4
Sales Finance Contracts	21,102,218	5.5	307,506	3.5
Total	$ 384,586,337	100.0%	$ 8,853,988	100.0%

			6 Months
June 30, 2010	Principal Balance	% Portfolio	Y-T-D Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 314,252,202	87.4%	$ 9,837,691	95.8%
Real Estate Loans	22,830,148	6.3	81,581.8
Sales Finance Contracts	22,595,569	6.3	350,561	3.4
Total	$ 359,677,919	100.0%	$ 10,269,833	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together represented 94% of the Company’s loan portfolio.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  As a result, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis due to the composition of the loan portfolio.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Allowance for Credit Losses:
Beginning Balance	$ 24,110,085	$ 26,610,085	$ 24,110,085	$ 26,610,085
Provision for Loan Losses	3,546,018	4,666,450	8,103,988	10,269,834
Charge-offs	(6,230,054)	(6,318,351)	(12,973,297)	(14,021,302)
Recoveries	1,934,036	1,651,901	4,119,309	3,751,468
Ending Balance	$ 23,360,085	$ 26,610,085	$ 23,360,085	$ 26,610,085

Ending balance; collectively evaluated for impairment	$ 23,360,085	$ 26,610,085	$ 23,360,085	$ 26,610,085

Finance receivables:
Ending balance	$ 384,586,337	$ 359,677,919	$ 384,586,337	$ 359,677,919
Ending balance; collectively evaluated for impairment	$ 384,586,337	$ 359,677,919	$ 384,586,337	$ 359,677,919

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair market value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of June 30, 2011		As of December 31, 2010
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 55,022,807 130,316 $ 55,153,123	$ 57,122,602 387,603 $ 57,510,205	$ 64,257,940 130,316 $ 64,388,256	$ 65,933,856 377,066 $ 66,310,922

Held to Maturity: Obligations of states and political subdivisions	$ 37,877,545	$ 38,206,844	$ 11,890,954	$ 12,017,592

Gross unrealized losses on investment securities totaled $143,402 and $161,889 at June 30, 2011 and December 31, 2010, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2011:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 1,597,624	$ 12,521	$ 964,416	$ 5,663	$ 2,562,040	$ 18,184

Held to Maturity:
Obligations of states and political subdivisions	11,221,080	125,218	--	--	11,221,080	125,218

Overall Total	$12,818,704	$ 137,739	$ 964,416	$ 5,663	$13,783,120	$ 143,402

The table above consists of 19 investments held by the Company, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than approximately 1.04% of the fair value of the affected investments at June 30, 2011.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, and the Company does not consider the impairment of any of these investments to be other-than-temporary at June 30, 2011.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount changes as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.

Marketable Debt Securities:  The fair value of marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  See additional information below regarding fair value under ASC No. 820.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, our independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods, including, but not limited to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of June 30, 2011 and December 31, 2010 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	6/30/2011	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 387,603 57,122,602 $ 57,510,205	$ 387,603 -- $ 387,603	$ -- 57,122,602 $ 57,122,602	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2010	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 377,066 65,933,856 $ 66,310,922	$ 377,066 -- $ 377,066	$ -- 65,933,856 $ 65,933,856	$ -- -- $ --

Note 5 – Commitments and Contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and estimable.  At June 30, 2011, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 8% and 9% during the three-month periods ended June 30, 2011 and 2010, respectively and 8% and 11% during the six-month periods then ended.  The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Total comprehensive income was $7.6 million and $14.8 million for the three- and six-month periods ended June 30, 2011, as compared to $6.1 million and $10.1 million for the same periods in 2010.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $412,396 and $57,134 in other comprehensive income for 2011 during the three-month periods ended June 30, 2011 and 2010, respectively.  During the six-month period ended June 30, 2011 the Company recorded $401,071 in other comprehensive income compared to $249,685 during the same period a year ago.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a loan and security agreement with Wells Fargo Preferred Capital, Inc., as agent and lender (“Wells Fargo”) (the “credit agreement”), which provides for maximum borrowings of $100.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.    The credit agreement has a commitment maturity date of September 11, 2013.  The credit agreement contains covenants customary for financing transactions of this type.  The Company was in compliance with all covenants at June 30, 2011.  Borrowings under the credit agreement are secured by the Company’s finance receivables.  Available borrowings under the credit agreement were $100.0 million at June 30, 2011, at an interest rate of 3.75%. This compares to available borrowings of $99.1 million at December 31, 2010, at an interest rate of 3.75%.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2010 for additional information on such transactions.

Note 10 – Segment Financial Information

Effective January 1, 2011, Management realigned its business.  The Company now has five reportable segments:  Division I through Division V.  Each segment consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III consists of offices in South Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of each of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

In accordance with the requirements of ASC 280, “Segment Reporting,” the following table summarizes revenues, profit and assets by business segment.  Also in accordance therewith, a reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
	(in Thousands)
Segment Revenues:
3 Months ended 6/30/2011	$ 4,512	$ 8,828	$ 8,845	$ 6,945	$ 6,227	$ 35,357
3 Months ended 6/30/2010	4,225	7,982	8,569	6,285	5,362	32,423
6 Months ended 6/30/2011	$ 9,230	$ 17,685	$ 17,965	$ 13,858	$ 12,389	$ 71,127
6 Months ended 6/30/2010	8,491	16,000	17,385	12,668	10,982	65,526

Segment Profit:
3 Months ended 6/30/2011	$ 1,278	$ 4,126	$ 3,799	$ 2,684	$ 2,467	$ 14,354
3 Months ended 6/30/2010	1,185	3,244	3,500	2,131	1,721	11,781
6 Months ended 6/30/2011	$ 2,783	$ 7,960	$ 7,607	$ 5,308	$ 4,879	$ 28,537
6 Months ended 6/30/2010	2,268	5,993	6,966	3,403	3,418	22,048

Segment Assets:
6/30/2011	$ 39,708	$83,991	$85,194	$ 75,263	$53,334	$ 337,490
6/30/2010	37,914	78,943	83,464	68,725	46,454	315,500

			3 Months Ended 6/30/2011 (in Thousands)	3 Months Ended 6/30/2010 (in Thousands)	6 Months Ended 6/30/2011 (in Thousands)	6 Months Ended 6/30/2010 (in Thousands)
Reconciliation of Profit:
Profit per segments			$ 14,354	$ 11,781	$ 28,537	$ 22,048
Corporate earnings not allocated			2,916	2,721	5,124	4,979
Corporate expenses not allocated			(9,501)	(8,137)	(17,951)	(15,989)
Income taxes not allocated			(628)	(597)	(1,281)	(1,196)
Net income			$ 7,141	$ 5,768	$14,429	$ 9,842

BRANCH OPERATIONS

Ronald F. Morrow	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Joe Daniel	Jerry Hughes	Brian McSwain
Bert Brown	Loy Davis	Judy Landon	Marty Miskelly
Ron Byerly	Carla Eldridge	Sharon Langford	Larry Mixson
Keith Chavis	Shelia Garrett	Jeff Lee	Mike Olive
Janice Childers	Brian Gray	Tommy Lennon	Hilda Phillips
Rick Childress	Harriet Healey	Jimmy Mahaffey	Jennifer Purser
Bryan Cook	Brian Hill	John Massey	Henrietta Reathford
Richard Corirossi	David Hoard	Judy Mayben	Michelle Rentz
Jeremy Cranfield	Gail Huff	Vicky McCleod	Lynn Vaughan

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Gray	Madison	Statesboro
Albany	Carrollton	Dalton	Greensboro	Manchester	Stockbridge
Alma	Cartersville	Dawson	Griffin	McDonough	Swainsboro
Americus	Cedartown	Douglas (2)	Hartwell	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglasville	Hawkinsville	Monroe	Sylvester
Bainbridge	Clarkesville	East Ellijay	Hazlehurst	Montezuma	Thomaston
Barnesville	Claxton	Eastman	Helena	Monticello	Thomson
Baxley	Clayton	Eatonton	Hinesville (2)	Moultrie	Tifton
Blairsville	Cleveland	Elberton	Hiram	Nashville	Toccoa
Blakely	Cochran	Fitzgerald	Hogansville	Newnan	Valdosta
Blue Ridge	Colquitt	Flowery Branch	Jackson	Perry	Vidalia
Bremen	Commerce	Forsyth	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Fort Valley	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Gainesville	Jesup	Rome	Washington
Butler	Cornelia	Garden City	LaGrange	Royston	Waycross
Cairo	Covington	Georgetown	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Glennville	Lawrenceville	Savannah	Winder

BRANCH OPERATIONS
(Continued)

LOUISIANA
Alexandria	DeRidder	Houma	Marksville	Natchitoches	Prairieville
Bastrop	Eunice	Jena	Minden	New Iberia	Ruston
Bossier City	Franklin	Lafayette	Monroe	Opelousas	Slidell
Crowley Denham Springs	Hammond	Leesville	Morgan City	Pineville	Winnsboro

MISSISSIPPI
Batesville	Columbus	Hazlehurst	Kosciusko	Newton	Ripley
Bay St. Louis	Corinth	Hernando	Magee	Oxford	Senatobia
Booneville	Forest	Houston	McComb	Pearl	Starkville
Brookhaven	Grenada	Iuka	Meridian	Philadelphia	Tupelo
Carthage	Gulfport	Jackson	New Albany	Picayune	Winona
Columbia	Hattiesburg

SOUTH CAROLINA
Aiken	Chester	Greenville	Manning	North Greenville	Summerville
Anderson	Columbia	Greenwood	Marion	Orangeburg	Sumter
Batesburg- Leesvile	Conway	Greer	Moncks Corner	Rock Hill	Union
Cayce	Dillon	Hartsville	Newberry	Seneca	Walterboro
Camden	Easley	Lancaster	North Augusta	Simpsonville	Winnsboro
Charleston	Florence	Laurens	North Charleston	Spartanburg	York
Cheraw	Gaffney	Lexington

TENNESSEE
Alcoa	Cleveland	Elizabethton	Knoxville	Lenior City	Newport
Athens	Crossville	Johnson City	LaFollette	Madisonville	Sparta
Bristol	Dayton	Kingsport

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303